May 13, 2019

Hengming Yang
President and Chief Executive Officer
Wanda Sports Group Company Limited
9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing
People's Republic of China

       Re: Wanda Sports Group Company Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 26, 2019
           CIK No. 0001771279

Dear Mr. Yang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-IFRS Financial Measures, page 67

1. We note that your EBITDA measure adjusts for "net financial (income)/expenses." We further note from note 13 that items other than interest comprise this total that include bank charges, loss on derivatives, and foreign exchange losses/gains. Please note that
       EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. In this regard, please revise to remove these other adjustments from your calculation of EBITDA or alternatively, you may include such adjustments in your
 Hengming Yang
FirstName LastNameHengmingLimited
Wanda Sports Group Company Yang
Comapany NameWanda Sports Group Company Limited
May 13, 2019
May 13, 2019 Page 2
Page 2
FirstName LastName
         calculation of Adjusted EBITDA. Please refer to Question 103.01 of the Commission s
         Compliance and Disclosure Interpretations: Non-GAAP Measures dated April 4, 2018.
Revenue from contracts with customers applicable from January 1, 2018, page
F-16

2. We note that you may act as principal or agent under your sale of rights contracts per page
         F-17. In this regard, for each significant type of contract where you have determined that you are either principal or agent, please tell us the assumptions and considerations included in how you determine that you do or do not control the specified service according to paragraph B37 of IFRS 15. Also, please consider revising your discussion of your revenue recognition for these business models to be consistent with the type of contracts/services discussed in MD&A. In this regard, we note that MD&A discusses commissions based contracts, sale of services general contractor, sale of services cost plus. Please ensure these different types of contracts are discussed in terms of principal versus agent considerations as applicable.
3. We note from your discussion in MD&A that reimbursement revenue represented a significant amount of the revenue increase in 2018 from 2017. We further note from your disclosure on page 74 that reimbursement revenues result from the cost-plus contractual model and are either recognized as revenue when received from broadcasters and passed on to the rights owner, or through compensation by the rights owner of direct costs incurred depending on the contract terms. However, it is unclear from your disclosure in
         Note 2 to the financial statements where the revenue recognition related to these reimbursement revenues and cost plus contracts is discussed. Please advise. Also, please provide us more information on the nature of these reimbursement revenues and address how the recording of these amounts as revenue complies with IFRS 15.
4. We note from your discussion in MD&A on page 130 that in both your Spectator Sports and DPSS segments, you apply your in-house DPSS capabilities. Revenue and costs with respect to these services are generally allocated to the Spectator Sports segment if provided in the same contract that includes a rights-in arrangement with a rights-in partner or as part of a rights-out arrangement with a rights-out client. Please revise your notes to the financial statements to discuss the determination of performance obligations related to these services and how you determine the allocation of transaction price, as applicable.
         See guidance in paragraph 123(b) of IFRS 15.
11.1 Disaggregated revenue information, page F-81

5. We note from your discussion in MD&A and in your revenue recognition policies, that you appear to have many revenue streams, including sponsorship, media production, event entry fees, digital services, and licensing. However, in Note 4, in addition to providing revenues by segment, you have disaggregated revenue only by geography. In accordance with paragraph 114 of IFRS 15, please revise to disaggregate revenue by categories that depict how the nature, amount, timing, and uncertainty of revenue are affected by economic factors. Please refer to paragraphs B87-89 of IFRS 15. Hengming Yang
Wanda Sports Group Company Limited
May 13, 2019
Page 3

        You may contact Heather Clark, Staff Accountant, at 202-551-3624 or
Claire
Erlanger, Staff Accountant, at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or
Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameHengming Yang
                                                          Division of
Corporation Finance
Comapany NameWanda Sports Group Company Limited
                                                          Office of
Transportation and Leisure
May 13, 2019 Page 3
cc:       Mark Bergman, Esq.
FirstName LastName